Exhibit 99.1

20 August 2009	For analyst and media enquiries please call Sean O’Sullivan on: (02) 8274 5239
ASIC proceedings
Justice Gzell today delivered his judgment on exoneration, penalties and costs in the civil proceedings commenced by the Australian Securities & Investments Commission (ASIC) in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity James Hardie Industries Limited (JHIL), and ten former directors and officers.
The Company issued a statement on 24 April 2009 concerning Justice Gzell’s findings. The Court has confirmed it will be making declarations of breach against the Company referred to in the earlier announcement. The Court has also confirmed it will order that the Company pay a pecuniary penalty of $80,000 in respect of the 2003 continuous disclosure breach.
The Court will make orders that the Company and two other defendants pay some of ASIC’s costs in relation to certain claims in respect of which ASIC was successful. The Company does not expect the amount of costs it may be required to pay as a result of these orders to be material. Other than for these certain claims, the Court made no orders as to costs.
The Company notes that the Court will make various orders for penalties and bans from being a director against the former directors and officers. The Company has made previous disclosures concerning the existence of indemnities in favour of certain of its directors and officers (see for example the notes to the Company’s 2009 Consolidated Financial Statements lodged with the ASX on 20 May 2009 and included in the Company’s Annual Report for 2009 lodged with the ASX on 30 June 2009).
The matter has been adjourned to 27 August 2009 when the Court will make final orders in the terms above.
The Company is considering its position regarding an appeal. At this stage, it does not intend to comment further in relation to the matter.
END
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
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Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
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